

Mail Stop 4720   July 6, 2017

James C. Ryan, III
Chief Financial Officer
Old National Bancorp
One Main Street
Evansville, Indiana 47708

      Re: **Old National Bancorp**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 16, 2017
              Form 8-K
              Filed May 8, 2017
              File No. 001-15817

Dear Mr. Ryan:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Interest Income, page 31

1.   We note that you disclose that net interest income on a fully taxable equivalent basis would have been $365.9 million in 2016 compared to $322.6 million in 2015 and the net interest margin on a fully taxable equivalent basis would have been 3.09% in 2016 and 3.11% in 2015 excluding accretion income (interest income in excess of contractual interest income). We believe the exclusion of accretion income is not appropriate as it represents a tailored accounting principle prohibited by Regulation G since it only

excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove these non-GAAP measures from future filings.

Form 8-K filed May 8, 2017

Item 9.01 Financial Statements and Exhibits

Exhibit 99.1 Old National Bancorp Investment Thesis

2.   We note your disclosure on page 22 of the non-GAAP measures, Total ALLL plus remaining discount and Combined ALLL & Discount/Pre-Discount Loan Balance. The addition of remaining loan discount to the ALLL represents a tailored accounting principle that is prohibited by Regulation G since the purchase accounting adjustment is recognized in interest income. In addition, these non-GAAP metrics imply that the purchase accounting adjustment is available to the entire loan population that includes non-acquired and acquired loans when the adjustment is only available for the acquired loans. Please remove these non-GAAP measures from future presentations.

3.   We note your disclosure on page 45 of the non-GAAP measures, Net Interest Income – tax equivalent less accretion and Core Net Interest Margin – fully taxable equivalent which exclude accretion related to purchase accounting discounts on acquired loan portfolios. The exclusion of this adjustment is not appropriate as it represents a tailored accounting principle prohibited by Regulation G because it only excludes the effects of purchase accounting, and does not reflect true organic growth. Please remove these non-GAAP measures from future presentations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3368 with any questions.

                                        Sincerely,

                                        /s/ Michelle Miller

                                        Michelle Miller
                                        Staff Accountant
                                        Office of Financial Services